PT INDOSAT Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Extraordinary General Meeting of Shareholders (“EGMS”) which was held on Monday, August 25, 2008 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has declared the following resolutions:

a.

Discharge the following members of the Board of Commissioners with appreciation and gratitude, as of the close of this EGMS:

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Mr. Peter Seah Lim Huat, President Commissioner

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Mr. Sio Tat Hiang, Commissioner

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Mr. Sum Soon Lim, Commissioner

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Mr. Lim Ah Doo, Independent Commissioner

and approve the full release and discharge of (i) the discharged Commissioners from their respective liabilities/responsibilities arising from their supervisory actions taken during the period as from January 1, 2008 until the close of this EGMS and (ii) the former commissioners, Mr. Roes Aryawijaya, Mr. Setio Anggoro Dewo, and Mr. Lee Theng Kiat from their respective liabilities/responsibilities arising from their supervisory action taken during the period as from January 1, 2008 until the close of the Annual General Meeting of Shareholder held on  June 5, 2008, to the extent their actions are reflected in the financial statements of the Company which include such period and will be approved by the Annual General Meeting of Shareholders of the Company in 2009 and such actions do not conflict with or violate the prevailing laws and regulations.

a.

Appoint the following names to become the members of the Board of Commissioners for the period commencing from the close of this EGMS until the close of the Annual General Meeting of Shareholders in the year 2012, as follows:

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H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, President Commissioner

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Mr. Dr Nasser Marafih, Commissioner

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Mr. Rachmat Gobel, Commissioner

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Mr. Michael Latimer, Independent Commissioner

Therefore, the composition of the Company’s Board of Commissioners for the period until the close of the Annual General Meeting of Shareholders in the year 2012 (in accordance with the Articles of Association of the Company) shall be as follows:

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H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, President Commissioner

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Mr. Jarman, Commissioner

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Mr.  Rionald Silaban, Commissioner

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Mr. Dr Nasser Marafih, Commissioner

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H.E Sheikh Mohamed bin Suhaim  Hamad Al-Thani, Commissioner

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Mr. Rachmat Gobel, Commissioner

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Mr. Setyanto P. Santosa, Independent Commissioner

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Mr. Soeprapto, Independent Commissioner

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Mr. George Thia Peng Heok, Independent Commissioner

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Mr. Michael Latimer, Independent Commissioner

a.

To appoint and grant the authority with the right to substitution, to the Company’s Board of Directors to conduct any action in relation to the resolution of the EGMS, including but not limited to appear before the authorized party, to discuss, to give and/or ask information, to apply for the approval and/or submit a report/notification to the Minister of Law and Human Rights, to register the changes to the composition of the Board of Commissioners as approved by this EGMS in the Company Register and Company Registration Certificate in the Department of Trade, to make or caused to be made and sign the deeds and letters or any necessary documents, appear before the notary and to ask the notary to prepare and sign the deed of the Company’s EGMS resolution and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this EGMS.

This announcement is hereby made to the attention of all shareholders.

Jakarta, August 27, 2008

PT INDOSAT Tbk

The Board of Directors